May 25, 2010
Ms. Erin Wilson
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4631

Re:	Graphic Packaging Holding Company
Graphic Packaging International, Inc.
Graphic Packaging Corporation
Bluegrass Container Canada Holdings, LLC
Bluegrass Flexible Packaging Company, LLC
Bluegrass Labels Company, LLC
Bluegrass Multiwall Bag Company, LLC
Field Container Queretaro (USA), L.L.C.
Graphic Packaging Flexible Holdings, LLC
Handschy Holdings, LLC
Handschy Industries, LLC
Riverdale Industries, LLC

Registration Statement on Form S-3
Filed on April 27, 2010
File No. 333-166324
Dear Ms. Wilson:
     On behalf of Graphic Packaging Holding Company, Graphic Packaging International, Inc. and the additional registrants listed above (collectively, the “Registrants”), and in connection with the Registration Statement on Form S-3 originally filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on April 27, 2010 (the “Registration Statement”), we are writing in response to the Staff’s comments on Amendment No. 1 as transmitted to the Company by letter dated May 14, 2010. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.
1. We note that the Form S-3 seeks to register the sale of warrants, among other securities, by Graphic Packaging International, Inc., your wholly-owned

May 25, 2010

subsidiary. Graphic Packaging International, Inc. does not appear to be registered under Section 12 of the Securities Exchange Act of 1934. It is unclear to us which Form S-3 General Instruction you are relying on. In this respect we note that I.C.3 generally does not permit the sale of convertible securities. Please advise us of the instruction you are relying on for this transaction and provide us with your analysis supporting such reliance. We may have further comment.
     In response to the Staff’s comment, we have removed the registration of warrants of Graphic Packaging International, Inc. from Amendment No. 1 to the Registration Statement.
     We acknowledge on behalf of the Registrants that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Justin R. Howard
Justin R. Howard

cc:	Stephen A. Hellrung
JRH:jrh